UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION:
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

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SEC USE ONLY
DOCUMENT SEQUENCE
NO.
CUSIP NUMBER
WORK LOCATION


1   (a)   NAME OF ISSUER   (Please type or print)

NATIONSRX, INC.
(b)   IRS IDENT. NO.
91176-6849
(c)   S.E.C. FILE NO.
1(d)ADDRESS OF ISSUER
STREET CITY STATE ZIP CODE

8 MACBETH COURT, RANCHO MIRAGE, CA 92270

(e)TELEPHONE AREA CODE NUMBERS

760-328-8988

2(a) NAME OF PERSON FOR WHOSE ACCOUNT
THE SECURITIES ARE TO BE SOLD

ART BIRZNECK


(b)IRS IDENT. NO.


(c)RELATIONSHIP TO ISSUER

DIRECTOR

(d)ADDRESS STREET CITY STATE ZIP CODE

7660 BEVERLY BLVD., SUITE 408, LOS
ANGELES, CA 90036

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.



3(a)Title of the Class of Securities To Be Sold



(b)Name and Address of Each Broker Through whom the Securities
Are To
Be Offered or Each Market Maker who Is Acquiring the Securities

E-TRADE SECURITIES
200 BRICKSTONE SQUARE
5TH FLOOR
ANDVER, MA 01810


SEC USE ONLY
Broker-Dealer File Number


(c) Number of Shares or Other Units To Be Sold See instr.3(c))

191,000

(d) Agggregate Market Value (See instr. 3(d))

$36,290.00

(e)Number of Shares or Other Units Outstanding (See instr.3(e))

19,354,321

(f) Approximate Date of Sale(See instr. 3(f))(MO.DAY YR.)

8/25/03

(g) Name of Each Securities Exchange (See instr. 3(g))

OTCBB

INSTRUCTIONS:
1. (a)Name of issuer

(b)Issuer's I.R.S. Identification Number

(c)Issuer's S.E.C. file number, if any

(d)Issuer's address, including zip code

(e)Issuers's telephone number, including area code

2.(a)Name of person for whose account the securities are to be sold

(b)Such person's I.R.S. identification number, if such person is an entity

(c)Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)

(d)Such person's address, including zip code

3.(a)Title of the class of securities to be sold

(b)Name and Address of each broker through whom the securities are intended to be sold

(c)Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(e)Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

(f)Approximate date on which the securities are to be sold

(g)Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class

COMMON

Date you Acquired

FEB. 2001

Natuare of Acquisition Transaction

IN LIEU OF SALARY

Name of Person from Whom Acquired
(if gift, also give date donor
acquired)

Amount of Securities Acquired

750,000

Date of Payment

Nature of Payment


INSTRUCTIONS:

1.If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2.If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.


TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller
Title of Securities Sold
Date of Sale
Amount of Securities Sold
Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.


ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


8/8/03
DATE OF NOTICE

ART BIRZNECK
(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures ATTENTION: Intentional misstatements or omission of facts constitute federal criminal violations (See 18 U.S.C. 1001)